82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030506

REGISTRANT'S NAME American Manor Enterprises

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 4158 FISCAL YEAR 7-31-01

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/7/02

82-4158

02 FEB 12 AM 8:25

AR/S
7-31-01

ANNUAL REPORT 2001

American Manor Enterprises Inc.

PRESS RELEASE

American Manor Enterprises Inc. **S.E.C. NO. 82-4158**

25 Wentworth Street, Suite 101

Dartmouth, Nova Scotia, B2Y 2S7

FOR MORE INFORMATION, CONTACT: Brian Bradbury

Phone: 902-464-9346 Fax: 902-466-4353

02 FEB 12 AM 8:25

FOR IMMEDIATE RELEASE

American Manor Enterprises Inc. Signs a Letter of Intent in Trinidad

Dartmouth, Nova Scotia, January 11, 2002—William A. MacPherson, P.Eng is pleased to announce that American Manor Enterprises Inc. has signed a Letter of Intent with Jasmin Oil & Gas, a private company registered in Trinidad, whereby American Manor Enterprises can earn an 80% interest in the South Erin Block, approximately 1350 acres, by completing two wells in 2002.

The South Erin Block comprises approximately 1350 acres, which is largely unexplored. It is west of and adjacent to the Erin/Palo Seco oilfield which has produced more than 200 million barrels of oil. The block lies in the southwestern part of Trinidad about 40 miles south west of the capital Port of Spain and about 18 miles southwest of San Fernando.

In addition to the letter of intent signed with Jasmin Oil & Gas, the Company is currently negotiating with a private Oil & Gas producer in Trinidad to obtain an agreement for in field drilling rights for a producing oil field. A further announcement is expected by early February regarding this opportunity.

As of today's date American Manor Enterprises still has not received satisfactory financial data or a business plan from ETE GlobalServices that would allow completion of the proposed acquisition of ETE GlobalSevices by American Manor Enterprises. In addition, the Company has received no replies from repeated requests to Rampart Securities and its receiver as to the status of our sponsorship agreement regarding the ETE GlobalServices transaction. It is therefor unlikely that the proposed acquisition of ETE GlobalServices will be completed.

Management has approved a total of 525,000 stock options to be priced at $0.25 to exercised on or before December 31, 2004, under the Company's existing stock option plan.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

William A. MacPherson, P.Eng

Signed " William A. MacPherson"

President American Manor Enterprises Inc.

CORPORATE PROFILE

American Manor Enterprises Inc. began trading on August 10, 2000 as the new name and share structure of former American Manor Corp. On August 10, 2000, the shares of American Manor Corp. were consolidated on a one new share for two old shares and the name changed to American Manor Enterprises Inc. (CDNX- symbol AMN).

American Manor Enterprises Inc. has interests in various Oil & Gas properties in Western Canada and Montana. In addition to Oil & Gas interests, the Company has significant mineral exploration property holdings.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta on January 31, 2002 at 10:00 A. M.

REPORT TO SHAREHOLDERS

We have utilized much of the last year working to complete the ETE GlobalServices Inc. (Roben Enterprises) acquisition. This has involved efforts to obtain the proper documentation necessary to satisfy the Change of Business requirements set out by Canadian Venture Exchange.

As of this date, we have been unable to obtain this documentation from ETE GlobalServices that we need to complete the necessary due diligence requirements that were set in place when we entered into this transaction. ETE GlobalServices have not provided us with a business plan or satisfactory financial statements, items that they made repeated commitments to provide.

An important part of the CDNX's Change of Business Policy is the Sponsorship Report. This report is prepared by a member of the CDNX and is a crucial part of the process that ensures that the transaction has merit and all reporting requirements are completed. American Manor Enterprises Inc. had retained Rampart Securities to act as Sponsor for this Transaction. It was Rampart's initial report that allowed for the trading halt on the company's stock to be lifted last spring. As many of you may be aware, Rampart Securities has had financial difficulties and has had a receiver appointed. We have tried to obtain information from both Rampart and the Receiver as to the status of our agreement but as of this date have had no reply.

As the ETE GlobalServices transaction has looked less likely in being completed management intensified efforts to evaluate new potential projects for acquisition or participation. We have, over the past six months, evaluated approximately ten different projects. These were in a variety of fields including high tech, energy and natural resource sectors.

World events, the high tech melt down and fluctuating metal prices have made this a difficult time to select the right project for the Company.

It is our plan that by the Annual Meeting to be able to announce a Project and a plan to move the Company forward in 2002.

We would like to thank our shareholders for their patience during this past period, as we look forward to a more positive future in 2002.

William A. MacPherson, President
On behalf of the Board of Directors

WEMBLEY PROSPECT

American Manor Interest

Sections 19,20,29,30 Twp 72-08 W6M 2.5% royalty
Sections 33 Twp 72-08 W6M 2.5% royalty
Sections 05,06 Twp 73-08 W6M 2.5% royalty

Interest in the Wembley area for very deep gas plays has been increasing. After discussion with the Company's joint venture partners the decision was made by management to sell American Manors interest in these lands for cash and a royalty. The reasons for this approach were twofold, the price of drilling these very deep wells would be a strain on the company's limited resources and time required for the development of the infrastructure to get any natural gas to market could be longer than the Company would like. By retaining a royalty in these lands the Company stands to benefit from any discovery of marketable quantities of natural gas. As well the company through the cash component of the sale has recovered a portion of the money invested in the project and may now invest these assets in other projects. American Manor has retained a 2.5% royalty in the deep Oil & Gas rights on the Wembley lands.

MONTANA/ SASKATCHEWAN

American Manor Enterprises is continuing legal proceedings against its partner on these projects. All work on these projects is at a standstill while this litigation is resolved. This litigation centers around a participation agreement between the Company and Antelope Oil & Gas Ltd. And the terms of which have been breached regarding monies spent without adequate notice or support. Additionally, the Company continues to try to secure technical data on the performance of the gas well that had been drilled in Montana.

In Montana American Manor has a 37.5% working interest in approximately 22,000 acres of Oil & Gas leases. In Saskatchewan the Company has earned the right to drill up to nine wells on the property that it and its partner control.

NORTHERN ALBERTA PLAY

American Manor has a 2.5% royalty on Osprey Energy's 10% carried interest in 27 sections in Northern Alberta to a maximum of $350,00.00. This agreement expires in March 2002.

MINERAL PROPERTIES

SANTA RITA GOLD CONCESSION, PANAMA

American Manor Enterprises through its wholly owned subsidiary Cuca Corp.. holds a 100% interest, in a 2500 ha mineral concession, in the Colon area of the Republic of Panama. Work programs carried out has revealed a hydrothermal vein type gold deposit on the property. Two sub-parallel veins hosting a possible tonnage of 180,000 metric tons grading nine grams per ton were outlined. Excellent potential exists for increasing the tonnage, as the veins are open at depth and along strike, and the there is the potential for parallel vein systems. Numerous other vein structures exist on the property that could add to the grade and tonnage.

WHITE CLOUD, WHITE QUEEN CLAIMS, UTAH

American Manor holds a 4,000,000 ton resource of Aragonite under unpatented claims in Juab County, Utah. Aragonite is an industrial mineral that is used in landscaping and decorative applications. The property is ready to be brought into production. The Company has been researching the Aragonite market in the Western United States. Further market research and production planning are planned for this project in 2002.

AMERICAN MANOR ENTERPRISES INC.
(FORMERLY AMERICAN MANOR CORP.)
CONSOLIDATED BALANCE SHEET
AS AT JULY 31, 2001

	2001 $	2000 $
ASSETS		
CURRENT		
Cash	40,493	115,667
Investment in marketable securities (Note 3)	191,691	285,997
Accounts receivable	20,174	36,492
GST recoverable	5,095	6,459
Prepaid expenses	-	850
	257,453	445,465
INVESTMENT IN OIL AND GAS PROPERTIES (Note 4)	300,001	1,453,595
MINERAL PROPERTIES (Note 5)	350,803	656,036
DEFERRED EXPLORATION EXPENDITURES (Note 5)	424,197	2,526,536
CAPITAL, net of accumulated amortization of $18,284 (2000 - $16,016)	7,567	9,835
	1,340,021	5,091,467
LIABILITIES		
CURRENT		
Loan from broker	-	15,855
Accounts payable	68,654	74,221
	68,654	90,076
DEFERRED GOVERNMENT ASSISTANCE	16,230	16,230
MINORITY INTEREST	858	858
PREFERRED SHARES (Note 4(d))	1	1
	85,743	107,165
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 7)	16,221,531	16,221,531
(DEFICIT)	(14,967,253)	(11,237,229)
	1,254,278	4,984,302
	1,340,021	5,091,467

APPROVED ON BEHALF OF THE BOARD:

________________, Director

________________, Director

AMERICAN MANOR ENTERPRISES INC.
(FORMERLY AMERICAN MANOR CORP.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED JULY 31, 2001

	2001 $	2000 $
ADMINISTRATIVE EXPENSES		
Public relations	64,236	47,277
Salaries and benefits	34,992	36,092
Accounting and auditing fees	23,262	29,645
Shareholders' expense	17,404	12,314
Occupancy costs	9,453	10,200
Office and general	6,858	13,931
Telephone	6,236	6,263
Legal fees	6,118	24,447
Bank charges and interest	4,122	7,776
Travel	3,851	8,006
Stock exchange fees	2,500	2,561
Loss (gain) on foreign exchange	(1,619)	3,161
Directors' fees	-	400
Amortization	2,268	2,994
Administrative expenses before the undernoted	179,681	205,067
Add/(Deduct):		
Write down of mineral properties (Note 5)	2,407,877	2,003,621
Write down of marketable securities	41,167	1,110,089
Provision for impairment of loans receivable (recovery)	(4,800)	571,202
Write down of oil and gas properties	1,153,594	373,697
Provision for impairment of promissory note (Note 8)	-	25,000
(Gain) on sale of marketable securities	(46,966)	(50,448)
Interest and dividend income	(529)	(17,828)
	3,550,343	4,015,333
NET LOSS for the year	3,730,024	4,220,400
DEFICIT, beginning of year	11,237,229	7,016,829
DEFICIT, end of year	14,967,253	11,237,229
NET (LOSS) PER SHARE - basic (Note 7&9)	(0.65)	(0.73)

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
FOR THE YEAR ENDED JULY 31, 2001

	2001 $	2000 $
BALANCE, beginning of year	2,526,536	2,782,542
Expenses (recovered) incurred during the year		
United States property	305	-
Panama property	-	7,401
Write off - Indonesia property	-	(263,407)
Write down - Panama property	(2,102,644)	-
	(2,102,339)	(256,006)
BALANCE, end of year	**424,197**	**2,526,536**

AMERICAN MANOR ENTERPRISES INC.
25 WENTWORTH STREET
DARTMOUTH, NOV SCOTIA
B2Y 2S7

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT an Annual Meeting (the "Meeting") of the holders of common shares of American Manor Enterprises Inc.. (The "Corporation") will be held at the offices of Shea Nerland Calnan,1900 715-5th Avenue Southwest, Calgary, Alberta, on January 31, 2002 at 10:00 a.m. (Mountain time) for the following purposes:

1. receiving and considering the financial statements of the Corporation for the financial year ended July 31, 2001 and the report of the auditors thereon,

2. Fixing the number of, and electing directors of the Corporation for the ensuing year;

3. Appointing auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix their remuneration;

4. Transacting such other business as may properly come before the Meeting.

Information relating to items 1 to 4 above is set forth in the accompanying Information Circular of the Corporation dated December 19, 2001.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. A form of instrument of proxy for use at the Meeting or any adjournment thereof is enclosed with this Notice. Shareholders who are unable to attend the meeting are requested to date, sign and return the enclosed proxy to the Corporation at 25 Wentworth Street, Dartmouth, Nova Scotia, B2Y 2S7, Attention Corporate Secretary in the enclosed self-addressed envelope. In order to be valid, proxies must be received by the Corporation on or before the second last business day preceding the date of the Meeting or an adjournment thereof.

Only Shareholders of record as of December 19, 2001, the record date, are entitled to notice of the Meeting.

DATED at Dartmouth, Nova Scotia, this 19th day of December, 2001

BY ORDER OF THE BOARD OF DIRECTORS

"signed"

William A. MacPherson, P.Eng., President

AMERICAN MANOR ENTERPRISES INC.
ANNUAL & SPECIAL MEETING OF SHAREHOLDERS
January 31, 2002

INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by the Management of American Manor Enterprises Inc. (the "Corporation") for use at the Annual Meeting of the holders of common shares (the "Common Shares") of the Corporation to be held at the offices of Shea Nerland Calnan, 1900 715-5th Avenue Southwest, Calgary, Alberta, on the 31th day of January, 2002, at 10:00 a.m. (Mountain time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of December 19, 2001, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation for the fiscal year ended July 31, 2001, to be presented at the Meeting. Each holder of Common Shares (a "Shareholder") who is entitled to attend at meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote on matters to be considered in person or by proxy.

APPOINTMENT AND REVOCATION OF PROXIES

Those Shareholders desiring to be represented by proxy must deposit their respective forms of proxy with the Corporation at Suite 101 25 Wentworth Street, Dartmouth, Nova Scotia, B2Y 2S7 by no later than 4:00 p.m. (Atlantic time) on the second last business day preceding the date of the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

Each Shareholder submitting the proxy has the right to appoint a person to represent him or it at the Meeting other than the person designated in the form of proxy furnished by the Corporation. The Shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with the Corporation at the place and within the time specified above for the deposit of proxies.

An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. **If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.** In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with the Corporation, at the place and within the time specified above for the deposit of proxies.

EXERCISE OF DISCRETION

The shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder. **The persons appointed under the enclosed form of proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof in accordance with their best judgement. At the time of printing this Information Circular, the Management of the Corporation knew of no such amendment, variation, or other matter.**

Unless otherwise specified therein, proxies in the accompanying form will be voted in favour of:

(a) **fixing the number of directors to be elected at the Meeting at 5;**

(b) **the election of the nominees, hereinafter set forth, as directors of the Corporation (provided that in the event that a vacancy among such nominees occurs because of death or for any other reason prior to the Meeting, proxies shall not be voted with respect to such vacancy);**

(c) **the appointment of McGovern, Hurley, Cunningham, LLP Chartered Accountants as auditor of the Corporation;**

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of the Management of the Corporation. The cost incurred in the preparation and mailing of both the form of proxy and this Information Circular will be borne by the Corporation. In addition to the use of mails, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at December 19, 2001, the Corporation had outstanding 5,925,914 Common Shares. Each Common Share confers upon the holder thereof the right to one vote. In addition the Corporation has outstanding 1,500,000 series 1 Preferred Shares with each Preferred Share carrying 2.5 votes per Share at a meeting of common shareholders. As such , there will be a maximum of 9,675,914 votes at the meeting.

The close of business on December 19, 2001, is the record date for the determination of holders of Common Shares and Preferred Shares who are entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after such date may, on proof of ownership of Common Shares or Preferred Shares , demand not later than 10 days before the Meeting that his name be included in the list of persons entitled to attend and vote at the Meeting.

To the knowledge of the directors or senior officers of the Corporation, as at December 19, 2001, there is not one person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares and Preferred Shares of the Corporation at such date other than Andreas Tjahjadi of Jakarta, Indonesia, who directly exercises control over 350,000 Common Shares and indirectly exercises control over 400,000 Common Shares (12% of the Common Shares and 7.7%of the votes at the Meeting) and William A. MacPherson who owns 269,594 common shares and exercises voting control over 1,500,000 series one Preferred Shares registered in the name of Fort Point Resources Ltd.(4.5% of the Common Shares, 100% of the Preferred Shares and 41%of the votes at the Meeting).

ELECTION OF DIRECTORS

At the Meeting, it is proposed that 5 directors be elected until the next annual general meeting of Shareholders or until their successors are elected or appointed. There are currently 5 directors of the Corporation. Pursuant to the *Canada Business Corporations Act*, the current directors of the Corporation cease to hold office at the close of the Meeting.

The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, the principal occupation or employment within the preceding five years, and the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised, as of March 27, 2001. The information contained herein is based upon information furnished by the nominees and by the Corporation. Directors elected at the Meeting will hold office until the next annual general meeting of Shareholders or until they otherwise resign or are removed.

Name, Office and Principal Occupation	Director Since	Number of Voting Securities Owned, Controlled or Directed as at December 19, 2001
W.A. MacPherson, P.Eng * President and Director Chief Executive Officer	December 12, 1990	269,594 Common Shares 1,500,000 Preferred Shares
George B. Pothier Director and Executive Vice-President	December 12, 1990	104,975
E. Neil Black * Director and Vice-President Finance Self-employed financial consultant (Aberdeen Financial Services Ltd.)	January 29, 1992	28,000
Robert Shea, B. Comm. * Director Self-employed, financial consultant	January 31, 1994	2,500
Brian Bradbury, B.Comm., B. PR Public Relations Consultant and Director	January 31, 2000	32,000

* Members of the Audit Committee

At the Meeting it will be proposed that W. A. MacPherson, George Pothier, E. Neil Black, Robert Shea and Brian Bradbury be elected to the board of directors of the Corporation.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variations:

BE IT RESOLVED THAT:

1. The number of directors to be elected at this meeting be fixed at 5.
2. W. A. MacPherson, George Pothier, E. Neil Black, Robert Shea and Brian Bradbury be appointed as Directors of the Corporation to hold office until the close of the next annual meeting of Shareholders.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table is a summary of the compensation paid to William A. MacPherson, President and Chief Executive, Officer E. Neil Black, Vice President of Finance, George Pothier, Executive Vice President, during the Corporation's three most recently completed financial years. No executive officer of the Corporation received a combined base salary and bonus of more than $100,000 in the fiscal year of the Corporation ended July 31, 2001.

		Annual Compensation			Long Term Compensation	
					Awards	
Name and Principal Position	**Year Ending July 31**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options (#)**	**All other compensation ($)**
William A. MacPherson, President and Chief Executive Officer	1999	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil
E. Neil Black Vice President Finance	1999	Nil	500	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	NIl	Nil	Nil
George Pothier Vice President	1999	Nil	500	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil

Stock Options

The board of directors of the Corporation has adopted a stock option plan (the "Plan") for the Corporation. Pursuant to the Plan, the board of directors of the Corporation or a committee thereof, may allocate non-transferable options to purchase common shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries. These Options are nontransferable and may be outstanding for a period of up to five (5) years from the date of grant thereof subject to earlier termination in the event that the optionee ceases to be a director, officer or employee of the Corporation. Under the Plan, at the time of granting the options, the aggregate number of common shares to be delivered upon the exercise of all options granted thereunder and the aggregate number of common shares to be delivered upon exercise of the options to any one individual granted thereunder may not exceed the maximum number permitted by any stock exchange on which the common shares may be listed or other regulatory body having jurisdiction. Options issued pursuant to the Plan will have an exercise price not less than that permitted by any stock exchange on which common shares of the Corporation are then listed or other regulatory body having jurisdiction.

No Stock Options were granted or exercised during the most recently completed year ended July 31, 2001.

Directors

At the present time, there are 5 directors of the Corporation. The directors of the Corporation are entitled to receive a fee of $100.00 for each meeting of the board of directors of the Corporation that they attend. The directors are also entitled to reimbursement for out-of-pocket expenses for attendances at meetings of the board and committees of the board. During the financial year of the Corporation ended July 31,2001, the Corporation did not pay any fees to its directors.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Corporation, was a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them:

(a) is, or at any time since the beginning of the most recently completed financial year of the Corporation, has been, indebted to the Corporation or any of its subsidiaries; or

STOCK OPTION PLAN

As at December19, 2001, there were no outstanding options to purchase Common Shares of the Corporation.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Corporation's insiders, proposed nominees for election as directors of the Corporation, or their associates and affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year which has not been previously disclosed:

APPOINTMENT OF AUDITOR

The auditor of the Corporation is McGovern, Hurley, Cunningham, LLP , North York, Ontario located at 2005 Sheppherd Avenue East, Suite 503, North York, Ontario, M2J 5B4.

It is proposed that the firm of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, of North York be appointed as the auditors of the Corporation to hold office until the close of the of the next annual meeting at such remuneration as may be determined by the Board of Directors of the Corporation. McGovern, Hurley, Cunningham, LLP have been the auditors of the Corporation since 1990.

At the Meeting, Shareholders will be asked to vote on the following resolution, with or without variation.

BE IT RESOLVED THAT:
1. The firm of McGovern, Hurley, Cunningham, LLP, Chartered Accountants of North York, Ontario be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders.
2. The board of directors is hereby authorized to fix the auditors remuneration as required to give effect to the aforementioned resolution.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgement of the person or persons voting the proxy.

BOARD APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

BY ORDER OF THE
BOARD OF DIRECTORS
OF THE CORPORATION

(signed)

William A. MacPherson
President, Chief Executive Officer and Director

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(signed)

William A. MacPherson
President, Chief Executive Officer and Director

(signed)

E. Neil Black
Vice-President, Finance and Director

December 19, 2001

A:\Info-cir.001

AMERICAN MANOR ENTERPRISES INC.

PROXY

Solicited by Management for the Annual Meeting of Shareholders to be held on January31, 2002

The undersigned shareholder of American Manor Enterprises Inc. (the "Corporation") hereby appoints William A. MacPherson, President and a Director of the Corporation, or failing him, Neil E. Black, Vice-President, Finance of the Corporation, or instead of either of the foregoing, ______________________________ as proxyholder, with power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation set forth below (the "Shares") for and on behalf of the undersigned at the Annual Meeting of Shareholders (the "Meeting") to be held on January 31, 2002 at 10:00 a.m.(Mountain time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof. The said proxyholder is instructed to vote as specified below:

1. FOR ☐ or AGAINST ☐ fixing the number of directors to be elected at the Meeting at 5.
2. FOR ☐ or TO BE WITHHELD FROM VOTING FOR ☐ the elections of those persons named as proposed directors in the Information Circular of the Corporation (the "Information Circular") prepared in connection with the Meeting.
3. FOR ☐ or TO BE WITHHELD FROM VOTING FOR ☐ the appointment of the auditors of the Corporation as named in the Information Circular.

.4 On any amendments or variations to matters identified in the notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the said proxyholder may see fit.

The Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in items 1, 2, and 3 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the appointed proxyholder.**

DATED this ___ day of __________, 200_.*

____

Signature of Shareholder**

____

Please Print Name

____

Number of Shares Held

* If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

** This proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A shareholder has the right to appoint a proxyholder other than the persons designated in this proxy as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose above or complete another proxy. Shareholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Corporation at 59 Prince Albert Road, Dartmouth, Nova Scotia, B2Y 1M1, Attention: Corporate Secretary. In order to be valid proxies must be received by the Corporation on or before the second last business day preceding the date of the Meeting or any adjournment thereof.

AMERICAN MANOR ENTERPRISES INC.
25 WENTWORTH STREET
DARTMOUTH, NOVA SCOTIA
B2Y 2S7
(902) 464-9346

December 19, 2001

SUPPLEMENTAL MAILING LIST FORM

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to American Manor Corp. (the "Company") from sending unaudited interim financial statements to shareholders. If you wish to receive the Company's unaudited interim financial statements, you must complete this form and forward it either with your proxy or separately, to us at the above noted address.

Please note both registered and non-registered shareholders should return this form. Registered shareholders will not automatically receive unaudited interim financial statements. Registered shareholders are those with shares registered in their name and non-registered shareholders have their shares registered in an agent, broker or bank's name.

Please put my name on your Supplemental mailing list to receive unaudited interim financial statements of American Manor Corp.

____

(First Name, Surname)

____

(Number of Street, Apartment/Suite Number)

____

(City, Province, Postal Code)

Signed:

____

(Signature of Shareholder)

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED BALANCE SHEETS
AS AT

	October 31, 2001 $	July 31, 2001 $
ASSETS		
CURRENT		
Cash	17,483	40,493
Investment in marketable securities	173,176	191,691
Accounts receivable	20,914	20,174
GST recoverable	5,955	5,095
	217,528	257,453
INVESTMENT IN OIL AND GAS PROPERTIES	300,001	300,001
MINERAL PROPERTIES	351,120	350,803
DEFERRED EXPLORATION EXPENDITURES	424,197	424,197
CAPITAL, net of accumulated amortization of $18,715 (July 31, 2001 - $18,284)	7,136	7,567
	1,299,982	1,340,021
LIABILITIES		
CURRENT		
Accounts payable	48,498	68,654
DEFERRED GOVERNMENT ASSISTANCE	16,230	16,230
MINORITY INTEREST	858	858
PREFERRED SHARES	1	1
	65,587	85,743
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	16,221,531	16,221,531
(DEFICIT)	(14,987,136)	(14,967,253)
	1,234,395	1,254,278
	1,299,982	1,340,021

APPROVED ON BEHALF OF THE BOARD:

____________________, Director

____________________, Director

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

FOR THE

	Three Months Ended	
	October 31, 2001 $	October 31, 2000 $
ADMINISTRATIVE EXPENSES		
Public relations	12,480	12,697
Consulting fees	8,748	8,748
Office and general	3,953	8,133
Accounting	2,900	1,500
Travel	1,591	181
Telephone	921	75
Shareholders' expenses	455	2,932
Utilities	279	312
Insurance	270	1,269
Interest and bank charges	171	208
Loss (gain) on foreign exchange	(3,134)	(2,160)
Amortization	431	1,091
	29,065	34,986
Loss before the undernoted	(29,065)	(34,986)
Gain on sale of marketable securities	13,592	-
Interest income	90	-
Write-down of marketable securities	(4,500)	-
NET LOSS FOR THE PERIOD	(19,883)	(34,986)
Deficit, beginning of period	(14,967,253)	(11,237,229)
Deficit, end of period	(14,987,136)	(11,272,215)
(Loss) per common share - basic	0.00	0.00

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES

FOR THE

	Three Months Ended	
	October 31, 2001 $	October 31, 2000 $
Balance, beginning of period	424,197	2,526,536
Expenses incurred during the period	-	-
Balance, end of period	424,197	2,526,536

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE

	Three Months Ended	
	October 31, 2001 $	October 31, 2000 $
CASH FLOWS (USED IN) OPERATING ACTIVITIES		
Net (loss) for the period	(19,883)	(34,986)
Charges not involving cash:		
(Gain) on sale of marketable securities	(13,592)	-
Write down of marketable securities	4,500	-
Amortization	431	1,091
	(28,544)	(33,895)
Changes in non-cash working capital balances:		
(Increase) in accounts receivable	(740)	(509)
(Increase) in GST recoverable	(860)	(893)
(Decrease) increase in accounts payable and accrued liabilities	(20,156)	(22,081)
	(21,756)	(23,483)
Cash flows (used in) operating activities	(50,300)	(57,378)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in mineral properties	(317)	(305)
Purchase of marketable securities	-	(1,620)
Proceeds on sale of marketable securities	27,607	-
Cash flows from investing activities	27,290	(1,925)
(Decrease) in cash	(23,010)	(59,303)
Cash, beginning of period	40,493	115,667
Cash, end of period	17,483	56,364

UNAUDITED

AMERICAN MANOR ENTERPRISES INC.
(FORMERLY AMERICAN MANOR CORP.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2001

	2001 $	2000 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) for the year	(3,730,024)	(4,220,400)
Adjustments for:		
Write down of mineral property	2,407,877	2,003,621
Write down of oil and gas properties	1,153,594	373,697
Amortization	2,268	2,994
Write down of marketable securities	41,167	1,110,089
(Gain) on sale of marketable securities	(46,966)	(50,448)
	(172,084)	(780,447)
Changes in non-cash working capital balances:		
Decrease in GST receivable	1,364	1,531
Decrease in accounts receivable	16,318	85,004
Decrease in loans receivable	-	518,569
Decrease in prepaid receivable	850	-
(Decrease) increase in accounts payable and accrued liabilities	(5,567)	37,345
	12,965	642,449
Cash flows (used in) from operating activities	(159,119)	(137,998)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in loan from broker	(15,855)	(102,095)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities	(415,571)	(939,358)
Proceeds on sale of marketable securities	515,676	1,057,585
Purchase of capital asset	-	(1,308)
(Increase) in deferred exploration expenditures	(305)	(7,401)
(Increase) in investment in oil and gas properties	-	(79,179)
Acquisition of mineral properties	-	(313)
Proceeds on disposition of oil and gas properties	-	183,716
Cash flows from (used in) investing activities	99,800	213,742
(Decrease) in cash	(75,174)	(26,351)
Cash, beginning of year	115,667	142,018
Cash, end of year	40,493	115,667

1. NATURE OF OPERATIONS

American Manor Enterprises Inc. (formerly American Manor Corp.) (the "Company") is engaged in the search, evaluation and development of precious metal, oil and gas and other resources on a global basis. Since much of the Company's assets are located outside of Canada, these assets are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

There has been no determination whether the Company's interest in mineral and oil and gas properties held for exploration contain reserves which are economically recoverable.

2. SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, Virginia Gold Inc. (99.7% owned) and Cuca Corporation (100% owned).

Interest in Mineral Properties:

The exploration activities of the Company are directed towards the search, evaluation and development of mineral properties. Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The recoverability of valuations assigned to mineral properties is dependent upon discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Management reviews the carrying value of the Company's interest in each property and, where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management's estimates of recoverable amounts and the need for, as well as the amount of, possible mineral property impairment write downs.

The cost of mineral properties and related exploration costs are deferred until the properties to which they relate are placed into production, sold or allowed to lapse. These costs will be amortized over the estimated useful life of the properties following commencement of production or written off if the properties are sold or allowed to lapse. The Company does not accrue the future costs to keep the properties in good standing. Administrative expenditures are charged to operations as incurred.

Interest in Oil and Gas Properties:

The Company follows the full cost method of accounting for oil and gas properties whereby all exploration, development and acquisition costs incurred for the purpose of finding oil and gas reserves are capitalized. Management reviews the carrying value of the Company=s interest in each unproven oil and gas property and where necessary, these properties are written down to their estimated recoverable amount. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management estimates of recoverable amounts and the need for as well as the amount of possible investment impairment write down.

Capital Assets and Amortization:

Capital assets are stated at acquisition cost. Amortization is provided on the diminishing-balance basis at the following annual rates:

Equipment	20%
Computer	30%

Foreign Currency Translation:

Accounts in foreign currencies have been translated into Canadian dollars using the "temporal" method. Under this method, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets have been translated at the historical rate of exchange prevailing at the date of acquisition. Expenses have been translated at the average rate of exchange during the period. Realized and unrealized foreign exchange gains and losses are included in operations.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the related reported amounts of revenue and expense during the report period. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Financial Instruments:

The carrying amounts for cash and term deposits, accounts, loans and mortgage receivable and accounts payable and loan from broker on the balance sheets approximate fair value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

3. INVESTMENT IN MARKETABLE SECURITIES

The marketable securities are carried at the lower of cost and quoted market value. The approximate quoted market value of the securities at year end is $594,605.

4. OIL AND GAS PROPERTIES - UNPROVEN

	2001 Carrying Costs (Net)	2000 Carrying Costs (Net)
	$	$
(a) Montana Oil and Gas Projec	150,000	586,065
(b) Wembley Alberta Oil and Gas Project	150,000	534,507
(c) Ferrier Alberta Oil and Gas Project	-	324,717
(d) Northern Alberta Oil and Gas Project	1	8,306
	300,001	1,453,595

(a) On June 24, 1997, the Company entered into an agreement to participate in the exploration and development of oil and gas properties in Canada and the U.S. The Company is responsible for 75% of all of the actual costs associated with the acquisition, exploration, development and production of these properties. The corporation will be entitled to 37.5% interest in each well upon payment in full of its share of the costs of that well. Prior to the commencement of any work, the Company was required to deposit 50% of its share of the estimated costs (paid) associated with the acquisition, exploration, development and production of these properties. (See Note 6).

(b) The Company has a 2.5% royalty interest in 4,800 acres in the Wembley area of North West Alberta. The Company acquired this interest by participating in drilling costs in the above-noted property.

(c) The Company has the right to earn a 12.5% working interest in a gas well in Central Alberta. In order to earn the interest, the Company will be responsible for 12.5% of the costs associated with the project. On September 29, 1999, the Company disposed of an 8.5% interest in this property in exchange for the acquiror being responsible for 100% of the costs to be incurred for drilling a test well. The Company has abandoned this project and, as such, all amounts have been written off.

(d) The Company has purchased an 80% interest in the Enchant Play and a 75% interest in the Alberta Hawk/Nina Play. Consideration for the purchase was $1.00 plus the issuance of 1,500,000 preferred shares of the Company. The preferred shares have a redemption value of $1 per share and are redeemable for a period of 10 years. Failing redemption within the 10-year period, the Company will return to the vendor the interest and the preference shares will be cancelled.

The vendor may cause the Company to redeem the preference shares based on the following formula:

The vendor will receive as redemption proceeds 25% of the oil and gas revenues less royalties and a 15% allowance for operating costs after 50% of the drilling costs have been repaid to the Company over a two-year period.

The preference shares will be held by the vendor until the full $1,500,000 is paid, at which time they will be returned to the Company. The vendor will retain a 10% GOR interest in the Enchant Play and a 5% GOR interest in the Alberta Hawk/Nina Play and has the option to convert the 5% GOR to a 12.5% working interest after payout.

Pursuant to an agreement dated August 5, 1999, the Company will receive a further 2.5% interest in the Alberta Hawk Play as a bonus related to a loan receivable. The bonus will be a maximum of $350,000 and will expire with the related leases or in March, 2002.

In 2000, the Company relinquished its interest in the Enchant Play and consequently has written off all related expenditures.

5. MINERAL PROPERTIES

Area of Interest	Claims	Acquisition Costs (Net)	Deferred Exploration Expenditures Net	Write Down/ Disposal of Acquisition Costs and Deferred Exploration Expenditures	2001 Total	2000 Total
		$	$	$	$	$
CANADA						
Virginia Property, Newfoundland	20	100,000	-	(50,000)	50,000	100,000
UNITED STATES						
White Queen, Utah	1	327,314	3,427	(180,741)	150,000	330,436
White Cloud, Utah	1	152,919	-	(77,919)	75,000	152,919
PANAMA						
Santa Rita Concession		75,803	2,523,414	(2,099,217)	500,000	2,599,217
		656,036	2,526,841	(2,407,877)	775,000	3,182,572

Panama Project

Pursuant to an agreement dated December 1, 1995 the Company acquired a 100% interest in the Santa Rita Concession located in the Province of Colón, Republic of Panama for total consideration of 250,000 common shares (issued). The vendor has retained a 1% net smelter royalty. The Company has the right to acquire the 1% royalty from the vendor upon payment of U.S.$1,000,000.

6. CONTINGENT LIABILITIES

During the year, the grantor of the participation agreement as described in Note 4(a) commenced a claim seeking a declaration of the validity of the participation agreement as well as damages. The Company has filed a defence and counter-claim. The likely outcome of these proceedings cannot be determined at this time and, as such, no provision has been booked in the accounts.

7. CAPITAL STOCK

The capital stock is as follows:

Authorized

Unlimited preferred shares, voting, non-cumulative, redeemable at $1 per share

Unlimited Common shares Issued	
5,766,149 Common shares	$16,221,531
1,500,000 Preferred shares (see Note 4(d))	$ 1

Transactions during the year are as follows:

Common Shares:	Number of Shares	Amount $
Balance, July 31, 2000	11,532,297	16,221,531
Balance, July 31, 2001	5,766,149	16,221,531

Pursuant to a special resolution passed by shareholders, the Company has consolidated its capital on a two old shares for one new share basis effective August 10, 2001.

The preferred shares have been classified as a liability since this financial instrument has the features associated with a liability (see Note 4(d)).

8. PROVISION FOR IMPAIRMENT OF PROMISSORY NOTE

During the year ended July 31, 2000, the Company advanced as interim financing $1,419,915 (U.S.$1,000,000) to NTI Resources Ltd. (NTI) secured by a demand promissory note bearing interest at 8% per annum. The Company was to acquire a 25% interest in an Oil and Gas well in Nigeria. The Company and NTI were not successful in achieving execution of a funding agreement satisfactory to both parties. Accordingly, the Company exercised its right to demand repayment of the promissory note. To date, the Company has been unsuccessful in recovering the $1,419,915 and fully provided for the impairment in carrying value in fiscal 2000.

The Company has obtained a judgment against NTI and fiscal directors for the return of $1,419,915 (U.S.$1,000,000) plus interests and costs. In 2000, $75,000 was received from the sale of shares obtained from NTI, of which $25,000 had to be assigned to another (third party) creditor of NTI.

9. LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented.

10. INCOME TAX CONSIDERATIONS

As at July 31, 2001, non-capital losses of approximately $2,887,000 are available to reduce future years' taxable income as follows:

Year of Expiry	Amount $
2002	93,000
2003	65,000
2004	732,000
2005	701,000
2006	435,000
2007	733,000
2008	28,000
	2,887,000

The future benefit of these losses was not recognized in the accounts.

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

To the Shareholders of
AMERICAN MANOR ENTERPRISES INC.
(FORMERLY AMERICAN MANOR CORP.)

We have audited the consolidated balance sheets of American Manor Enterprises Inc. (formerly American Manor Corp.) as at July 31, 2001 and July 31, 2000 and the consolidated statements of operations and deficit, deferred exploration expenditures and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and July 31, 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Signed "McGovern, Hurley, Cunningham, LLP"

Chartered Accountants

TORONTO, Canada
December 11, 2001

2005 Sheppard Avenue East, Suite 503, Toronto, Ontairo, Canada, M2J 5B4
Telephone: (416) 496-1234 - Fax: (416) 496-0125 - E-Mail: Info@mhc-ca.com - Website: ww.mhc-ca.com

BOARD OF DIRECTORS

William A. MacPherson, P.Eng. (1)

George Pothier

E. Neil Black (1)

Brian P. Bradbury, B.Comm, B.PR

Robert Shea, B.Comm.(1)

Audit Committee (1)

OFFICERS

William A. MacPherson, P.Eng.
President and Chief Executive Officer

E. Neil Black
Vice - President, Finance

M. Claire MacPherson
Corporate Secretary

INVESTOR RELATIONS

Brian P. Bradbury, B.Comm., B. PR.
Tel. 902-464-9346
Fax. 902-466-4353

LISTED

Canadian Venture Exchange
Symbol - AMN
12g Exemption No. 82-4158

HEAD OFFICE

1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

ENGINEERING OFFICE

25 Wentworth Street
Dartmouth, Nova Scotia
B2Y 2S7

SOLICITORS

Shea Nerland Calnan
1900 715-5th Avenue Southwest
Calgary, Alberta
T2P 3L8

AUDITORS

McGovern, Hurley, Cunningham, LLP
2005 Sheppard Avenue East
Suite 503
North York, Ontario
M2J 5B4

SUBSIDIARIES

Cuca Corp.
Virginia Gold Inc.
AMC Minerals

25 Wentworth Street, Dartmouth, Nova Scotia, Canada B2Y 2S7
Telephone (902) 464-9346 • Fax (902) 466-4353